NEWS  RELEASE November 15, 2006

Trading Symbol: AMM: TSX - AAU: AMEX

www.almadenminerals.com

Almaden Minerals Ltd. Announces Closing of Private Placement Financing

Almaden Minerals Ltd. (the “Company”) announces that it has closed a Private Placement of 175,500 Units at a price of $2.75 per Unit. Each Unit will consist of one flow-through common share and one-half of a common share purchase warrant with each whole warrant entitling the holder to purchase for a period of 1 year from the Closing 1 additional non-flow-through common share at a price of $2.85 per share.

A commission of 3% will be paid to Odlum Brown Ltd. for 145,500 of the total Units realized from the placement, payable by way of 2,182 Units and $6,001.88 cash.

The Placement closed November 15, 2006

ON BEHALF OF THE BOARD OF DIRECTORS

   “Duane Poliquin”

______________________

Duane Poliquin, President

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.